PRESS RELEASE

Crescent Point Announces 2019 Budget and Quarterly Dividend

January 15, 2019 Calgary, AB



Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its 2019 budget.

KEY HIGHLIGHTS

- Disciplined and returns focused 2019 capital budget of $1.20 to $1.30 billion.
- Maintaining annual average production at 170,000 to 174,000 boe/d, net of dispositions executed in 2018.
- Approved a share repurchase program given the Company's current share price versus its fundamental value.
- Excess cash flow to be allocated to debt reduction and share repurchases at a budgeted WTI oil price of US$50.00/bbl.
- Flexible budget with ability to revise capital expenditures based on commodity price outlook.
- Reduced capital costs and general and administrative expenses by approximately five and 10 percent, respectively.
- Continued focus on key value drivers previously outlined in Crescent Point's transition plan, including balance sheet improvement, disciplined capital allocation and cost reductions.

"This year's budget highlights the new team's emphasis on returns and capital allocation," said Craig Bryksa, President and CEO of Crescent Point. "Given the significant decline and volatility in commodity prices, we have reduced our 2019 capital budget by approximately $500 million, or 30 percent, compared to the prior year. Due to our revised approach to capital allocation and taking into account improved overall efficiencies, our annual average production is unchanged from the prior year, net of dispositions. Additionally, we are on track to meet our 2018 guidance with capital expenditures approximately $35 million below budget."

2019 PRODUCTION AND CAPITAL EXPENDITURES BUDGET

Crescent Point's reduced 2019 capital expenditures budget of $1.20 to $1.30 billion is expected to generate annual average production of 170,000 to 174,000 boe/d. After adjusting for dispositions that added approximately 4,500 boe/d to the 2018 annual average production, the Company's 2019 production guidance is unchanged from the prior year.

In total, Crescent Point disposed of assets producing approximately 7,000 boe/d in 2018 for proceeds of approximately $355 million. This includes approximately 2,000 boe/d of gas weighted production in the second half of 2018 for proceeds of approximately $65 million. Consistent with its previously stated transition plan, the Company is currently exploring further disposition opportunities, including certain upstream and infrastructure assets. Crescent Point will be disciplined during its divestiture process to ensure appropriate asset values are realized for shareholders.

SHARE REPURCHASE PROGRAM AND DIVIDEND

Given Crescent Point's current share price compared to the fundamental underlying value of its common shares, the Board of Directors ("Board") has authorized a share repurchase program. Based on current market conditions and the Company's commitment to living within cash flow, Crescent Point will pursue approval from the Toronto Stock Exchange ("TSX") for a normal course issuer bid ("NCIB") to acquire up to seven percent of its public float. The commencement of the NCIB will be announced following receipt of approval from the TSX.

The Board has also approved a move to a quarterly cash dividend of CDN$0.01 per share, with the first quarterly dividend payable on April 1, 2019 to shareholders of record on March 15, 2019. The Company's cash dividend of CDN$0.03 per share for the month of December 2018 is payable January 15, 2019, as previously announced.

"Dividends remain a valuable component of our total return offering to shareholders," said Bryksa. "Based on our current share price, we believe share repurchases are a more accretive form of returning capital and provide a permanent benefit for all shareholders. We will revisit potential dividend increases over time in a sustainable manner."

The reduced dividend and lower 2019 capital budget provides Crescent Point with increased flexibility in the current oil price environment. The Company's capital allocation process, which is driven by risk-adjusted returns, now incorporates share repurchases as a new tool for value creation. The NCIB is expected to be funded within adjusted funds flow, including a portion of funds that were previously directed to the Company's monthly dividend payment.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Other Matters sections of this press release, respectively.

FINANCIAL DISCIPLINE AND COST REDUCTIONS

The Company anticipates a total payout ratio in 2019 of approximately 85 to 95 percent, including capital expenditures, dividends and potential share repurchases. Under Crescent Point's budgeted oil price of WTI US$50.00/bbl, and assuming the midpoint of the Company's capital budget range, over $150 million of funds is forecast to be available for debt reduction, share repurchases or a combination thereof.

"Our 2019 budget is disciplined, focused and flexible," said Bryksa. "Should oil prices fall below our budgeted WTI assumption of US$50.00/bbl, we have the ability to further revise our capital program with a continued focus on returns and operating within cash flow. If oil prices strengthen, we are well positioned to generate excess cash flow and increased value for shareholders."

Incremental funds realized from higher commodity prices and potential proceeds from future dispositions will be allocated based on the most value added opportunities available, with a priority on debt reduction, accretive share repurchases and returns based growth. The Company's adjusted funds flow sensitivity to a US$1.00/bbl change in WTI is approximately $50 million in 2019.

The Company will remain flexible in its 2019 capital spending plans as it continuously monitors commodity prices, costs and returns. Crescent Point's capital spending guidance excludes any potential expenditures on land, which are expected to be modest at approximately one to two percent of incremental capital.

The Company's 2019 capital budget incorporates realized capital cost reductions to date of approximately five percent on average across its asset base. Consistent with the key value drivers within its transition plan, management has focused Crescent Point's efforts on efficiencies, including reduced drilling days, completion optimization and improved logistics. The Company has also lowered its expected 2019 general and administrative expenses by approximately 10 percent compared to 2018, excluding one-time severance costs. Crescent Point remains committed to achieving additional cost improvements in 2019 as part of its plan.

2019 CAPITAL SPENDING BY AREA

Crescent Point has allocated approximately 55 percent of its total capital expenditures budget in 2019 to its key focus areas in the Viewfield Bakken, Shaunavon and Flat Lake resource plays. This is an increase from approximately 45 percent in the prior year, reflecting the Company's commitment to risk-adjusted returns. The Company plans to develop these resource plays through a combination of low-risk, high-return drilling, waterflood programs and new infrastructure investments to support future growth.

As part of its waterflood initiatives, Crescent Point plans to convert approximately 145 producing wells to water injection wells in 2019, compared to approximately 70 conversions in 2018. This increase demonstrates the Company's ongoing focus on the consistent advancement of decline mitigation techniques, as previously outlined in its transition plan. Crescent Point's 2019 production guidance includes the anticipated impact on production of approximately 2,000 boe/d from converting existing producing wells to water injection wells.

The Company has further enhanced the horizontal well economics within its emerging Uinta Basin resource play by focusing on stacked, multi-well pad development. Unit costs for Crescent Point's two-mile horizontal wells have improved by over 10 percent compared to the prior year, reflecting drilling efficiencies and completion optimization. Based on existing market access in the Uinta Basin and risk-adjusted returns at current oil prices in the earlier stage East Shale Duvernay play, the Company has reduced capital allocated to these resource plays. Approximately 15 percent of Crescent Point's total capital expenditures budget is allocated to these plays in 2019, in comparison to approximately 25 percent in the prior year. The Company may increase spending in these areas as they continue to advance, or as oil prices improve.

"Approximately 70 percent of our 2019 budget is allocated to our focus areas, including emerging and earlier stage plays," said Bryksa. "We allocate capital based on risk-adjusted returns taking into account the long-term development plans for each area."

RISK MANAGEMENT AND FINANCIAL FLEXIBILITY

As previously highlighted during third quarter 2018 results, Crescent Point's assets currently receive a premium to Canadian index prices as approximately 90 percent of its oil production is located either downstream of recent apportionment points or in the United States. The Company is forecasting an oil differential for 2019 in line with current strip prices for its various crude streams.

As at January 9, 2019, Crescent Point had, on average, approximately 40 percent of its 2019 oil and liquids production, net of royalty interest, hedged at a weighted average market value price of approximately CDN$76.00/bbl.

The Company retains significant financial flexibility and liquidity with no material near-term debt maturities and approximately $1.7 billion of cash and unutilized credit capacity on its covenant-based, unsecured credit facility, as at September 30, 2018. Crescent Point's credit facility is not due for renewal until June 2021.

2019 BUDGET AND GUIDANCE SUMMARY

Total average annual production (boe/d) % Oil and NGLs	170,000 to 174,000 91%
Total Capital expenditures ($ millions) (1) Drilling and development (%) Facilities and seismic (%)	$1,200 to $1,300 90% 10%
Net wells drilled (mid-point of guidance range)	~465
Adjusted funds flow netback ($/boe) (2) (3)	~$24.00
Adjusted funds flow sensitivity for every US$1.00/bbl change in WTI ($ millions)	~$50

(1) Capital expenditures excludes any potential net property and land acquisitions and approximately $35 million of capitalized G&A.

(2) Adjusted funds flow netback as presented does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(3) Adjusted funds flow netback based on US$50.00/bbl WTI, $0.75 US/CAD, MSW differential of -US$8.75/bbl and WCS differential of -US$18.00/bbl for 2019.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "total payout ratio", "adjusted funds flow", and "adjusted funds flow netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Total payout ratio is calculated on a percentage basis as capital expenditures, dividends declared and potential share repurchases, divided by adjusted funds flow. Total payout ratio is used by management to monitor the Company's capital reinvestment and dividend policy, as a percentage of the amount of adjusted funds flow.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition activity, and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Adjusted funds flow netback is calculated on a per boe basis as adjusted funds operations divided by total production. Management utilizes adjusted funds flow as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements and Other Matters

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the anticipated impacts of the share buyback program ; the Company's 2019 capital budget; expected 2019 annual average production; excess cash flow allocation to be allocated to debt reduction and share repurchases at a budgeted WTI oil price of US$50.00/bbl; the focus on key value drivers previously outlined in the Company's transition plan, including balance sheet improvement, disciplined capital allocation and cost reductions; the expectation that the Company will commence its NCIB program and will announce the same following receipt of TSX approval; the Company's expectation that the NCIB will provide an accretive method of returning capital to shareholders and will be funded through adjusted funds flow; the Company's plan to revisit potential dividend increases over time

in a sustainable manner; the Company's 2019 target total payout ratio and that it is based on US$50/bbl WTI; that $150 million of funds is forecast to be available for debt reduction, share repurchases or a combination thereof; the allocation of incremental funds realized from higher commodity prices and potential proceeds; the Company's plan to remain flexible in its capital budget; Crescent Point's expectation that 2019 capital expenditures on land will be modest; the Company's expectation that it will continue to focus on additional cost improvements as part of its transition plan and that 2019 general and administrative expenses will be lower than 2019 general and administrative expenses; the Company's 2019 budget and divestiture discipline; the Company's expectations for 2019 oil differentials; the Company's ongoing exploration of disposition opportunities; the Company's commitment to living within cash flow; the Company's planned 2019 capital allocation to its key focus areas and its plans to develop areas through a combination of low-risk, high-return drilling, waterflood programs and new infrastructure investments; the Company's 2019 waterflood plans, including expected well conversions, and the expected impact such conversion will have on 2019 production; the focus on the consistent advancement of decline mitigation techniques; the Company's ability to allocate additional capital to the Uinta Basin resource play and to the East Shale Duvernay play; the percentage of the Company's 2019 total capital budget allocated to the Uinta and East Shale Duvernay plays; the portion of the Company's 2019 capital expenditures budget allocated to the Company's focus areas; the Company's belief that it retains significant financial flexibility and liquidity; the Company's expected 2019 net wells drilled, adjusted funds flow netback, total payout including dividend based on US$50/bbl WTI, and adjusted funds flow sensitivities.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2017 under "Risk Factors," in our Management's Discussion and Analysis for the year ended December 31, 2017, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2017 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2017, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2018 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.